

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2020

Daniel Vitt
Chief Executive Officer
Immunic, Inc.
1200 Avenue of the Americas, Suite 200
New York, NY 10036

Re: Immunic, Inc.
Form 8-K
Exhibit No. 10.1 Option and License Agreement, dated September 27, 2018, between Immunic AG and Daiichi Sankyo Company, Ltd.
Filed January 8, 2020
File No. 001-36201

Mr. Vitt:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance